UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Air T, Inc.
(Exact name of Registrant, as specified in its charter)

Delaware	001-35476	52-1206400
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

5930 Balsom Ridge Road
Denver, North Carolina 28037
(Address of principal executive offices, including zip code)

(828) 464-8741
(Registrant’s telephone number, including area code)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

    X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

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Item 1.01 Conflict Minerals Disclosure and Report
(a) Air T, Inc. (the “Company”) operates businesses in a number of segments. Of the Company’s segments, only its Ground Support Services, LLC (“GGS”) and Jet Yard Solutions, LLC (“Jet Yard Solutions”) subsidiaries manufacture or contract to manufacture (or in Jet Yard Solutions’ circumstance, recycle) products in which any Subject Materials (as defined below) may be necessary to their functionality or production or are from recycled or scrap sources and are required to be covered by this report.

(b) Based on a reasonable/good faith inquiry, the Company determined that GGS’ and Jet Yard Solutions’ products did not contain any gold or columbite-tantalite (coltan), cassiterite, wolframite or their derivatives (tantalum, tin and tungsten) (collectively, the “Subject Minerals”) that originated from the Democratic Republic of the Congo or an adjoining country or came from recycled or scrap sources, as such terms are defined in paragraph (d) of Item 1.01 of Form SD of the Securities and Exchange Commission.

(c) In reliance of the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission on April 7, 2017, the Company has included in this report only those disclosures required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

Item 1.02 Exhibit

In reliance of the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission on April 7, 2017, the Company has included in this report only those disclosures required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.
Item 2.01 Exhibits
In reliance of the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission on April 7, 2017, the Company has included in this report only those disclosures required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: May 31, 2023
AIR T, INC.

By:    /s/ Mark Jundt
    Mark Jundt
    General Counsel

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